NEWS RELEASE

                          VIMRx CLOSES DEAL TO ACQUIRE
                         CONTROLLING INTEREST IN INNOVIR

          Combination Will Aid Development of Complimentary Therapeutic Technologies That Inhibit Expression of Disease-Linked Genes

     Wilmington, DE, and New York, NY -- January 2, 1997 -- VIMRx
Pharmaceuticals, Inc. (NASDAQ: VMRX) and Innovir Laboratories, Inc. (NASDAQ
SmallCap: INVR) today announced the finalization of a transaction which gives VIMRx a controlling interest in Innovir Laboratories and through which Innovir acquired VIMRx's subsidiary, VIMRx Holding Ltd (VHL).

     Innovir and VHL are developing complementary therapeutic technologies that seek to inhibit the expression of genetic information encoded in disease-associates genes, interrupting the process of disease causation. Each company's technology involves a different class of oligomers (Oligozymes) that are either catalytically active themselves or have the ability to form catalytically active complexes with cellular components that can inactivate specific RNA "messenger" molecules that direct cells to produce illness-causing protcins. VHL, focuses on RILON(TM) Oligozymes and Innovir on External Guide Sequence, (EGS) Oligozymes. Both technologies, as well as the associates scientific staffs, have been combined as part of Innovir.

     The final transaction included terms that were modified somewhat from the original deal. In the final transaction, VIMRx acquired 9.5 million Innovir shares owned by The Aries Funds for 3 million VIMRx shares and $3 million in cash. Previously, it was anticipated that consideration for these Innovir shares would be entirely VIMRx stock, valued at its average trading price between November 15, 1996 and January 15, 1997, but not to exceed $4.50 per share.

     Richard Dunning, President and Chief Executive Officer of VIMRx, said "We worked with the Aries Funds to modify the terms because, with VIMRx stock trading downward for most of the past several weeks, we felt the dilutive impact of the transaction on VIMRx shareholders would be too great so we substituted cash for part of the VIMRx stock that otherwise would have been issued. With the completion of this acquisition, we can move forward aggressively to integrate the two companies and their complementary technologies. We are extremely pleased with the progress we have made already, and as Dr. Goldberg's recent talk at the Sixth Anti-Sense Conference in Japan regarding advances in Innovir's potential effectiveness in fighting hepatitis B demonstrates, we believe there's still more to come."

     Pursuant to an amended acquisition agreement, the following events have taken place:

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*  The Aries Funds, which owned 4 million shares of Innovir stock, exercised warrants and options to purchase an additional 6 million shares, and thereby provided $3 million in cash to Innovir.

* VIMRx purchased 9.5 million shares of Innovir stock from The Aries Funds for 3 million VIMRx shares and $3 million in cash; and

* VIMRx exchanged its 100% ownership of its RILON(TM) oligonucleotide technology subsidiary -- VHL, valued at $13 million (including cash of $4 million) -- for approximately 8.7 million shares of Innovir stock valued at $1.50 a share, plus five-year warrants to purchase an additional two million shares of Innovir stock (one million at an exercise price of $1.00 per share and one million at $2.00 per share).

     As a result of these transactions, VIMRx now owns approximately 68% of Innovir; the RILON(TM) and EGS technologies are strategically and operationally combined under the Innovir name; and Innovir has received $7 million in cash, plus commitments from VIMRx and The Aries Funds to provide an additional $2 million when required through the exercise of warrants.

     In addition, VIMRx has nominated a majority of the Innovir board of directors. Four directors have already been elected: Mr. Dunning, Dr. David A. Jackson, VIMRx Chief Scientific Officer, Mr. Francis O'Connell, VIMRx's Chief Financial Officer, and Laurence D. Fink, Chairman and CEO of Black Rock Financial Management -- who is also a VIMRx director. Dr. Jackson will also join the Innovir Science Advisory Board.

     "We are pleased at this major step forward for Innovir," said Dr. Allan R. Goldberg, Chairman and Chief Executive Officer of Innovir. "There are true opportunities for synergy here, and we have already begun to take advantage of them. This is clearly a case of the whole being more than the sum of the parts."

     VIMRx, based in Wilmington, DE, is currently developing two technology platforms: chemically synthesized hypericin, VIMRxn(R), and, through its ownership position in Innovir Laboratories, Inc., both EGS and RILON(TM) Oligozymes, VIMRxyn(R) is currently in clinical development for the treatment of HIV and brain cancer and is in pre-clinical development for the treatment of hepatitis C and the sterilization of blood. The Oligozyme technology being developed by VHL through Innovir has potential uses both in attacking diseases at the genetic level and as a broadly-applicable tool in pharmaceutical research to aid in drug target identification and validation. VIMRx also intends to be active in identifying and acquiring additional technologies and products.

     Innovir Laboratories, Inc. is a biotechnology company that has been developing External Guide Sequences (EGS), which the Company believes will be a broad enabling technology. EGS technology is based upon the Nobel Prize-winning research by Sidney Altman, Ph.D., Sterling Professor of Biology at Yale University. The Company has an

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


exclusive license to develop this patented technology for new therapeutic applications and also has independently developed EGS technology not subject to the Yale license. In addition to hepatitis B, Innovir's initial disease target areas include psoriasis, inflammation, and drug-resistant microorganisms. The Company also is developing therapeutic technology that inhibits expression of disease-linked genes through VHL and is investigating multiple applications for this technology, including agricultural uses.

     NOTE TO INVESTORS AND EDITORS: VIMRx's press releases are available on the Internet through Business Wire's web site at

      http://www.businesswire.com/cnn/vmrx.htm.

     The releases also are available at no charge through Business Wire's fax-on-demand service at 800-411-8792.

                                     * * *

CONTACTS:         WALTER MONTGOMERY OR MARY ANN DUNNELL         FRAN DANIELS
                  (212) 484-6721                                (310) 278-4413

This news release contains forward looking statements which involve risks and uncertainties. Such statements are subject to certain risk factors which may cause VIMRx's and/or Innovir's plans to differ. Factors that may cause such differences include, but are not limited to, the progress and success of each company's research and development programs, each company's ability to: obtain additional funds; secure regulatory approval to market its products; compete successfully; successfully enter into collaborations with third parties; enter into and progress in clinical trials; establish collaborations with third parties; enter into and progress in clinical trials; establish development and commercialization relationships, and manufacture product in a cost-effective manner. Additional risk factors are discussed under the heading "Risk Factors" included in Innovir's Form S-3 Registration Statement (Reg. No. 333-12865).


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